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EXHIBIT (a)(5)(B)

News Release

For Immediate Release

        March 24, 2010

Media Contact: Litex Industries, Limited Attn: CFO 3401 West Trinity Blvd. Grand Prairie, TX 75050	Investor Contact: Morrow & Co., LLC 470 West Avenue Stamford, CT 06902 Banks and Brokers Call: (203) 658-9400 All Others Please Call Toll Free: (800) 662-5200

LITEX INDUSTRIES, LIMITED

Litex Responds to Craftmade Rejection

Litex's All-Cash Offer Provides Significant Premium for Craftmade Stockholders

        Grand Prairie, Texas, March 24, 2010—Litex Industries, Limited ("Litex") today announced that its subsidiary, Litex Acquisition #1, LLC, has issued a letter to stockholders of Craftmade International, Inc. (OTCQX: CRFT.PK) which responds to the recent recommendation from the Craftmade board of directors to reject Litex's US $5.25 per share purchase offer made on March 2, 2010.

        Litex is "deeply disappointed to learn that Craftmade's board of directors recommended that its stockholders reject our offer to acquire all of the outstanding shares of Craftmade's common stock, par value $0.01, at $5.25 per share, which offer price represents a premium of approximately 59.1% over the closing price on March 1, 2010 and a premium of approximately 61.3% over the prior 30 day average closing price for the period ending on March 1, 2010."

        "Litex believes that our current offer represents full and fair value for the common stock of Craftmade based on our review of the information available. However, we stand ready to negotiate with Craftmade management in good faith in order to develop an appreciation for how our offer "undervalues Craftmade," an assertion made in Craftmade's recommendation to stockholders filed March 15, 2010 on Schedule 14D-9 with the Securities and Exchange Commission. We have repeatedly expressed our willingness to Craftmade to reconsider our current proposal if provided with credible evidence that there is greater value in the Company's business that we have not adequately recognized. Unfortunately, to date, Craftmade has categorically refused to engage or negotiate with Litex. The current stance of Craftmade's board denies Craftmade stockholders the opportunity to even explore the potential of a business combination with Litex."

        Litex's letter goes on to discuss, in some detail, the current value of its purchase offer and several misleading and confusing statements made by Craftmade regarding Litex's tender offer as well as the consistent failure of Craftmade to maximize stockholder value in recent years. The letter to stockholders also emphasizes the board's recent actions that have dramatically reduced public company disclosures and transparency for its stockholders.

        Litex concludes its stockholder letter discussion by saying "we continue to believe our $5.25 per share offer price is a fair value. Since Craftmade's board refuses to negotiate with Litex or substantiate its opinion of the Company's value, we urge you to tender your shares."

        Litex Acquisition #1, LLC, a wholly owned subsidiary of Litex Industries, Limited, has offered to purchase for cash all of the outstanding shares of Common Stock (including the associated Series A Preferred Stock Purchase Rights) of Craftmade International, Inc. at a purchase price of $5.25 per share. Unless extended, the tender offer is scheduled to expire at 5:00 P.M., New York City time, on April 7, 2010.

        The complete Offer to Purchase, Letter of Transmittal and other offering documents filed with the U.S. Securities and Exchange Commission. Craftmade International, Inc.'s stockholders may obtain copies of all of the offering documents, including the Offer to Purchase, free of charge at the SEC's website (www.sec.gov) or by directing a request to Morrow & Co., LLC, the Information Agent for the offer, at Banks and Brokers Call: (203) 658-9400. All Others Please Call Toll Free: (800) 662-5200. Additional information about the transaction, including the offering documents, will also be available at www.litexfans.com.

        Stifel, Nicolaus & Company, Incorporated is acting as dealer manager, Greenberg Traurig, LLP as legal counsel, and Morrow & Co., LLC as information agent in connection with the tender offer.

About Litex

        Litex, founded in 1980, is an importer of ceiling fans and lighting fixtures ranging from classical to imaginative. Litex's state-of-the-art manufacturing and distribution facilities, located in Grand Prairie, Texas, combined with its exceptional quality control standards plants Litex on the cutting edge of the industry.

Additional Information

        This announcement is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell Craftmade International, Inc. common stock. The tender offer is being made pursuant to a tender offer statement on Schedule TO (including the Offer to Purchase, Letter of Transmittal and other related tender offer materials) filed by Litex Acquisition #1, LLC with the Securities and Exchange Commission ("SEC"). These materials, as they may be amended from time to time, contain important information, including the terms and conditions of the offer, that should be read carefully before any decision is made with respect to the tender offer. Investors and security holders may obtain a free copy of these materials and other documents filed by Litex Acquisition #1, LLC with the SEC at the website maintained by the SEC at www.sec.gov. The Offer to Purchase, Letter of Transmittal and other related tender offer materials may also be obtained for free by contacting the information agent for the tender offer, at Morrow & Co., LLC, Banks and Brokers Call: (203) 658-9400; All Others Please Call Toll Free: (800) 662-5200.

        Litex Acquisition #1, LLC is not currently engaged in a solicitation of proxies or consents from the stockholders of Craftmade International, Inc. However, in connection with Litex Acquisition #1, LLC's proposal to acquire Craftmade International, Inc., certain directors and officers of Litex Acquisition #1, LLC may participate in meetings or discussions with Craftmade International, Inc. stockholders. Litex Acquisition #1, LLC does not believe that any of these persons is a "participant" as defined in Schedule 14A promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in the solicitation of proxies or consents, or that Schedule 14A requires the disclosure of certain information concerning any of them. If in the future Litex Acquisition #1, LLC does engage in a solicitation of proxies or consents from the stockholders of Craftmade International, Inc. in connection with its proposal to acquire Craftmade International, Inc., Litex Acquisition #1, LLC will amend the information provided above to disclose the information concerning participants in that solicitation required by Rule 14a 12 under the Exchange Act.

        No assurance can be given that the proposed transaction described herein will be consummated by Litex Acquisition #1, LLC, or completed on the terms proposed or any particular schedule, that the proposed transaction will not incur delays in obtaining the regulatory, board or stockholder approvals required for such transaction, or that Litex Acquisition #1, LLC will realize the anticipated benefits of the proposed transaction.

        Any information regarding Craftmade International, Inc. contained herein has been taken from, or is based upon, publicly available information. Although Litex Acquisition #1, LLC does not have any information that would indicate that any information contained herein is inaccurate or incomplete, Litex Acquisition #1, LLC does not undertake any responsibility for the accuracy or completeness of such information.

        Litex Acquisition #1, LLC does not undertake, and specifically disclaims, any obligation or responsibility to update or amend any of the information above except as otherwise required by law.

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  EXHIBIT (a)(5)(B)
For Immediate Release
LITEX INDUSTRIES, LIMITED Litex Responds to Craftmade Rejection Litex's All-Cash Offer Provides Significant Premium for Craftmade Stockholders